Group Zorro Inc
Profit & Loss from January through December 2024

Particular	Amopunt $
Income	
Commission income	157,668.60
Commission Insurance	(9,931.97)
Insurance Charge	(82,224.49)
Services Income	464,903.70
Total Income	530,415.84
Expense	
Advertising and Promotion	7,963.73
Automobile Expenses	10.00
Bank Service Charges	575.55
Brokerage Expense	12,000.00
Business Expenses	969.00
Cleaning Expense	2,950.00
Computer and Internet Expenses	1,153.14
Continuing Education	968.00
Dues and Subscriptions	731.19
Federal Tax	2,170.00
Filing Fees	10,582.50
Fuel & Gas	232.49
Insurance Expense	1,443.69
Interest Expense	1,835.00
Janitorial Services	2,530.00
Meals and Entertainment	3,589.68
Merchant charges	6,398.90
Miscellaneous Expense	-
Office Expense	4,095.14
Office Supplies	11,730.22
Other Expenses	476.11
Parking fees	3.00
Payroll Expenses	
payroll tax	24,029.09
Wages	325,916.64
Payroll Expenses - Other	41.75
Total Payroll Expenses	349,987.48
Payroll processing fees	200.00
Postage and Delivery	19.50
Printing Expenses	64.50
Professional Fees	9,703.52
Reimbursement Expenses	713.03
Rent Expense	64,826.77
Repairs and Maintenance	9,567.27
Security Expenses	375.14
Shipping & Freight	618.07
Software Expense	9,647.24
Taxes & license	4,875.00
Taxes Paid	39.50
Telephone Expenses	60.00
Travel Expenses	1,215.45
Utilities	17,598.66
Total Expense	541,918.47
Net Income	(11,502.68)